SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  1)1

Guitar Center, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

402040 10 9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402040 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROBERT EASTMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 238,097

	6.	Shared Voting Power 196,625

	7.	Sole Dispositive Power 238,097

	8.	Shared Dispositive Power 196,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,722

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Guitar Center, Inc.
	(b)	Address of Issuer's Principal Executive Offices 5795 Lindero Canyon Road, Westlake Village, CA 91362

Item 2.
	(a)	Name of Person Filing Robert Eastman (“Mr. Eastman”)
	(b)	Address of Principal Business Office or, if none, Residence 2271 Johns Peak Road, Central Point, OR 97502
	(c)	Citizenship United States
	(d)	Title of Class of Securities This information statement relates to the Common Stock, $.01 par value, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number 402040 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Mr. Eastman beneficially owns 434,722 shares of Common Stock.  The shares shown in items 6, 8, and 9 of the cover pages for Mr. Eastman include 196,625 held in a trust for which Mr. Eastman serves as co-trustee.  The shares shown in items 5, 7 and 9 of the cover page for Mr. Eastman include the following: (1) 143,151 shares owned directly by Mr. Eastman; and (2) 94,946 shares that are issuable upon the exercise of options that are currently exercisable or that become exercisable within 60 days of December 31, 2002.

	(b)	Percent of class: 1.9%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See item 5 of cover page.
(ii) Shared power to vote or to direct the vote See item 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of See item 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of See item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2003
Date
/s/ Robert Eastman
Signature
Robert Eastman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall befiledwiththe statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissionmay be incorporated by reference.  The name and any title of each person who signs the statement shall be typed orprintedbeneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)